February 4, 2010

U.S. Securities and Exchange Commission
Washington, D.C. 20549
c/o John Lucas

Applied Minerals, Inc.
Registration Statement No. 163966
Form 10-K for the Fiscal Year Ended December 31, 2008
Form 10-Q for the Fiscal Quarter Ended March 31, 2009
Form 10-Q for the Fiscal Quarter Ended June 30 2009
Form 10-Q for the Fiscal Quarter Ended September 30, 2009

Response to staff letter dated January 19, 2010

Dear Mr. Lucas:

This letter responds to the comment letter dated January 19, 2010.

General

1.
On April 19, 2002, you filed a registration statement on Form SB-2, file number 333-86576, relating to a best efforts offering by you and the sale of common stock by selling securityholders.  Our records indicate that, to date, this filing has not been declared effective.  Please tell us whether you have sold any of the securities covered by this filing, and what you intend to do with this registration statement.

Response

At the same time we have submitted this letter, we have filed a withdrawal request pursuant to Rule 477.

Registration Statement Cover Page

2.
Please provide the information required on the cover page.  For example, if you are planning to offer these securities on a delayed or continuous basis, as it appears you are, mark the appropriate box.  In addition, indicate your filing status by marking the appropriate box.

Response

The appropriate boxes have been checked appropriately.

Calculation of Registration Fee

3.
With respect to footnote (2), please be advised that Rule 416 may not be used to register for resale an indeterminate number of common shares issuable upon conversion of the PIK Notes or the warrant The anti-dilution provisions contemplated by Rule 416 are those in the nature of stock splits, dividends, and anti-dilution provisions.  You must make a good- faith estimate of the number of shares you may issue upon conversion to determine the amount you may register for resale.  In this regard, we note that you have registered 2,996,068 shares of common stock that may be issued as PIK interest on outstanding PIK notes.  If the actual number of shares issued is greater than the amount registered, you must file a new registration statement to register the resale of the additional shares.

Response

We discussed this comment and it is our understanding that you agreed to waive it if we clarified that the additional shares would result only from stock splits of the Common Stock.  We have so clarified the language.

4.
Please explain or revise the discrepancy between your fee table disclosure that 10,256,902 common shares were issued pursuant to conversion of PIK Notes and PIKE interest, and your disclosure at pages 26 and 30 that the total number of shares that have been issued on conversion was 10,513,809.

Response

Both numbers are correct.  The larger number is the total amount of shares issued on conversion.  The smaller number is the number of shares being converted.  One individual issued shares on conversion elected not to have his shares registered.

5.
In addition, there is a discrepancy with respect to the total number of shares underlying options that are indicated on the fee table as compared to the footnotes to the selling stockholder table on page 32.  Please revise the selling stockholder table to clearly indicate all shares underlying options that are to be sold pursuant to this registration statement, and briefly discuss the transactions whereby the selling security holders received these options.  Please also indicate which selling shareholder(s) received the 287,302 shares of common stock as compensation that will be resold.

Response

The discrepancy has been resolved by noting Mr. Levy’s 125,000 options

Appropriate disclosure has been added as to the nature of the transactions pursuant to which the persons received options.

6.
Throughout your filing, you do not consistently refer to all the securities that will be offered and sold pursuant to this prospectus.  For example, the first paragraph of the cover page of the prospectus fails to mention the common stock issued as compensation and the common stock issuable upon conversion of the options.  As another example, the disclosure under “The Offering” on page 4 fails to mention any securities other than the common stock underlying the PIK notes.  As another example, the first paragraph of the prospectus summary does not mention the PIK notes.  Please revise throughout to consistently discuss all securities that are being registered herein

Response

Appropriate corrections have been made where applicable throughout the document.

Legal Proceedings, page II-10

7.
We note a widely-disseminated press release dated December 22, 2009, which describes the terms of a Commission order issued the same day in connection with Administrative Proceeding 3-13728.  The press release further indicates, as does your current disclosure, that final judicial approval of the proposed settlement in your pending class action litigation is expected to occur on January 19, 2009.  Update this section as necessary to reflect recent developments in your legal proceedings.

Response

The section has been updated

8.	Please tell us what consideration you gave to filing a Form 8-K relating to the above referenced Commission order and your subsequent press release.

Response

Management asked whether a filing was required and on being told that a filing was not required, determined not to make a filing.

9.	In addition, please include risk factor discussion relating to the Commission proceeding, describing the circumstances that gave rise to the proceedings and the terms of the settlement.

Response

A risk factor describing the Commission proceeding, the circumstances that gave rise to it and the terms of the settlement have been included on page II-5.

Executive Compensation, page 22

10.	Please update your prospectus as appropriate to include compensation disclosure for the recently completed 2009 fiscal year.

Response

Appropriate changes to reflect 2009 compensation disclosure have been made.

Selling Stockholders, page 31

11.
For each entity selling shareholder, please provide footnote disclosure of the natural person who exercises voting or investment control with respect to the shares being registered for resale pursuant to this registration statement.

Response

Appropriate disclosures have been added to the footnotes to the selling shareholder table.

Exhibit 5.1

12.
We note that, with the exception of the shares issuable upon exercise of the outstanding options, none of the share amounts opined upon match the share amounts listed in the registration fee table.  Please file a new opinion or revise your registration statement to accurately reflect the transaction that you intend to register.

Response

Appropriate changes have been made and the opinion has been refiled.

Form 10-K for the Fiscal Year Ended December 31, 2008
Form 10-Q for the Fiscal Quarter Ended March 31, 2009
Form 10-Q for the Fiscal Quarter Ended June 30 2009
Form 10-Q for the Fiscal Quarter Ended September 30, 2009

Exhibits 31.1 and 31.2

13.
We note that you filed outdated certifications that refer to a “small business issuer” and do not contain all the representations required by the certifications in Item 601 of Regulation S-K, specifically those relating to internal control over financial reporting.  Please revise to include the appropriate certifications of your chief executive officer and chief financial officer.

Response

Appropriate changes have been made and amendments to the reports refiled.

The Company acknowledges that:

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•
the action of the Commission or the staff acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•
the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact the undersigned at (206) 370-5933 with any questions.

Sincerely,

William Gleeson